New York	Paris
Menlo Park	Madrid
Washington DC	Tokyo
São Paulo	Beijing
London	Hong Kong

Michael Kaplan

Davis Polk & Wardwell LLP	212 450 4111 tel
450 Lexington Avenue	212 701 5111 fax
New York, NY 10017	michael.kaplan@davispolk.com

CONFIDENTIAL

March 26, 2014

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             Israel Chemicals Ltd.

Draft Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of Israel Chemicals Ltd. (the “Company”), we are submitting for the Staff’s confidential review the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed offering (the “IPO”) in the United States of the Company’s ordinary shares. As discussed with one of the attorneys in your office last week, while the Company is not an emerging growth company, it is a foreign private issuer with equity listed on the Tel Aviv Stock Exchange and is therefore eligible for confidential filing.

The Company and we very much appreciate the Staff’s willingness to review the draft Registration Statement on a confidential basis.

If you have any questions regarding this submission, please call me at (212) 450-4111.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

Enclosures

CC:	Lisa Haimovitz, Vice President, General Counsel and Corporate Secretary (Israel Chemicals Ltd.)
Avi Doitchman, Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management (Israel Chemicals Ltd.)
Leslie N. Silverman (Cleary Gottlieb Steen & Hamilton LLP)
Adam M. Klein (Goldfarb Seligman & Co.)
Adva Bitan (Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.)
Zion Amsalem (Somekh Chaikin, Certified Public Accountants (Israel), Member Firm of KPMG International)

Via EDGAR